

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

July 15, 2022

XuYe Wu
Chief Executive Officer
Quality Online Education Group Inc.
#306- 650 Highway 7 East Richmond Hill
ONT L4B2N7, Canada

> **Re: Quality Online Education Group Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed on June 22, 2022**
> **File No. 024-11644**

Dear Mr. Wu:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2022 letter.

Amendment No. 3 to Offering Circular on Form 1-A

Management's Discussion and Analysis, page 26

1.  We note your revisions in response to comment 5. Further revise to provide an analysis of the reasons for changes to your financial statement line items both from year to year and from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. As one example only, explain why revenues increased for both periods and whether such increase was due to volume or price or both and to what degree. Also, if you anticipate that the cessation of services to students in China will negatively impact your revenues going forward, please revise to discuss. In this regard, it is not clear to what degree your revenues were derived from your China-based operations. Refer to Instructions 2 and 3 of Item 9(a) to Form 1-A.

Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Matthew McMurdo, Esq.